Press release
For immediate release
April 23 2008

Virginia Mines to Nominate Mr. Pierre Labbe to its Board of Directors

Virginia Mines Inc. (TSX:VGQ) announces the nomination of Mr. Pierre Labbe to its Board of Directors. Mr. Labbe has been the Vice-President and Chief Financial Officer of Plexmar Resources Inc. since May 2007. He was Vice-President, Chief Financial Officer and Secretary of Medicago Inc. from July 2004 to May 2007. Mr. Labbe has more than twenty years of experience in administration and finance. Before joining Medicago, he was Vice-President of Finance and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the Toronto Stock Exchange. Prior to March 2000, he held management positions in accounting and finance with Agrinove, an agri-food cooperative, and PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) where he was involved in many acquisitions and public financing projects. Mr. Labbe holds a Bachelor's Degree in Business Administration and a Chartered Accountants Degree from Laval University, Quebec City. He is a member of the Order of Chartered Accountants of Quebec and of the Canadian Institute of Chartered Accountants. He is also Director and Chairman of the Audit Committee of Advitech Inc. (TSX VENTURE:AVI), a health sciences and technology company. By virtue of his financial expertise, Mr. Labbe will sit as a member of Virginia's Audit Committee.

On recommendation by the Compensation Committee, the Board of Directors approved the nomination of Mr. Pierre Labbe as Director of the Board of Virginia, by resolution on April 22, 2008. It was also resolved to grant him 11,000 stock options at the price of $7.08. These options are valid for a 10-year period under the terms and conditions of the stock option plan in force.

Virginia also announces that Mr. Edmond Legault, Director of the Company, has indicated that he will not renew his mandate as Director at the June 18 Annual Meeting of Shareholders. Still very active at the age of 80, Mr. Legault has expressed his desire to slow down activities in the mining industry and is therefore leaving the Company following three years of dedicated and faithful service, in order to devote his time to other personal and professional activities.

"It is with regret that I learned of Mr. Legault's leaving the Board and the Audit Committee", quotes Andre Gaumond, President of Virginia. "His contribution has been greatly appreciated. We remain grateful to him for his devotion and his ongoing support and we wish him good luck in all his future endeavours",

SHAREHOLDERS' ANNUAL MEETING
Virginia Mines wishes to inform its shareholders that the Annual General Meeting will take place on June 18, 2008, in the Verriere AB room of the Delta Centre-Ville Hotel, 777 University Street, Montreal, at 10:00 A.M. An information session will also be held on June 19, 2008, in the Bellevue room of the Fairmont le Chateau Frontenac, 1, rue des Carrieres, Quebec, at 10:00 A.M.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events